Michael Page

INTERNATIONAL

Group ~~Management~~ Accounts, 8 Bath Road, Slough SL1 3SA Tel: 01753 826800 Fax: 01753 849386
e-mail: uk.accounts@michaelpage.com

10 April 2003

File No. 82-5162



Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finai
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Dealings by Directors
2. First quarter Trading Statement
3. Substantial shareholders notification – Silchester International Investors
4. Substantial shareholders notification – Harris Associates
5. Substantial shareholders notification – Silchester International Investors
6 Substantial shareholders notification – Silchester International Investors

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Group Reporting Accountant

Direct Line 01753 849338
jeremytatham@michaelpage.com

4/21

RNS | The company news service from the London Stock Exchange

Close

Full Text Announcement

Next ▸ Other Announcements from this Company ▾ Send to a Friend



Company	Michael Page International PLC
TIDM	MPI
Headline	Director Shareholding
Released	16:04 9 Apr 2003
Number	8352J

RNS Number:8352J
Michael Page International PLC
9 April 2003

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF DIRECTOR

STEPHEN BURKE

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

PER (2) ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

PER (2) ABOVE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF OPTIONS

7) Number of shares/amount of stock acquired

N/A

8) (N/A %) of issued Class

9) Number of shares/amount of stock disposed

N/A

10) (N/A %)
of issued Class

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

8 APRIL 2003

18) Period during which or date on which exercisable

9 APRIL 2006 - 8 APRIL 2013

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

ORDINARY, 200,000

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

81.5P

22) Total number of shares or debentures over which options held following this notification

1,625,000

23) Any additional information

N/A

24) Name of contact and telephone number for queries

JEREMY TATHAM

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 9 APRIL 2003

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF DIRECTOR

TERRY BENSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

PER (2) ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

PER (2) ABOVE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF OPTIONS

7) Number of shares/amount of stock acquired

N/A

8) (N/A %) of issued Class

9) Number of shares/amount of stock disposed

N/A

10) (N/A %) of issued Class

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

8 APRIL 2003

18) Period during which or date on which exercisable

9 APRIL 2006 - 8 APRIL 2013

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

ORDINARY, 200,000

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

81.5P

22) Total number of shares or debentures over which options held following this notification

4,250,000

23) Any additional information

N/A

24) Name of contact and telephone number for queries

JEREMY TATHAM

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 9 APRIL 2003

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF DIRECTOR

STEVE INGHAM

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

PER (2) ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

PER (2) ABOVE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF OPTIONS

7) Number of shares/amount of stock acquired

N/A

8) (N/A %) of issued Class

9) Number of shares/amount of stock disposed

N/A

10) (N/A %) of issued Class

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

8 APRIL 2003

18) Period during which or date on which exercisable

9 APRIL 2006 - 8 APRIL 2013

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

ORDINARY, 200,000

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

81.5P

22) Total number of shares or debentures over which options held following this notification

1,250,000

23) Any additional information

N/A

24) Name of contact and telephone number for queries

JEREMY TATHAM

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 9 APRIL 2003

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF DIRECTOR

STEPHEN PUCKETT

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

PER (2) ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

PER (2) ABOVE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF OPTIONS

7) Number of shares/amount of stock acquired

N/A

8) (N/A %) of issued Class

9) Number of shares/amount of stock disposed

N/A

10) (N/A %) of issued Class

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

8 APRIL 2003

18) Period during which or date on which exercisable

9 APRIL 2006 - 8 APRIL 2013

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

ORDINARY, 200,000

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

81.5P

22) Total number of shares or debentures over which options held following this notification

1,250,000

23) Any additional information

N/A

24) Name of contact and telephone number for queries

JEREMY TATHAM

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 9 APRIL 2003

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF DIRECTOR

CHARLES-HENRI DUMON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

PER (2) ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

PER (2) ABOVE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF OPTIONS

7) Number of shares/amount of stock acquired

N/A

8) (N/A %) of issued Class

9) Number of shares/amount of stock disposed

N/A

10) (N/A %) of issued Class

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

8 APRIL 2003

18) Period during which or date on which exercisable

9 APRIL 2007 - 8 APRIL 2013

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

ORDINARY, 200,000

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

83.4P

22) Total number of shares or debentures over which options held following this notification

1,625,000

23) Any additional information

N/A

24) Name of contact and telephone number for queries

JEREMY TATHAM

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 9 APRIL 2003

END


Close

Close

Full Text Announcement

‹ Back / Next › Other Announcements from this Company Send to a Friend



Company	Michael Page International PLC
TIDM	MPI
Headline	Trading Statement
Released	07:00 7 Apr 2003
Number	6833J

7 April 2003

Michael Page International plc

First Quarter Trading Update

Michael Page International plc, the professional recruitment consultancy, reports first quarter 2003 revenue of £42.8m, 14% lower than the £49.5m in first quarter of 2002 and 3% lower than the £43.9m in the fourth quarter of 2002. In its preliminary 2002 results statement on 26 February 2003, the Company stated that activity levels had slowed in the fourth quarter of 2002 and that the weakening had continued into the first quarter of 2003.

Commenting, Terry Benson, Chief Executive of Michael Page, said:

"Our revenues for the first quarter are in line with the guidance given in February. Market conditions remain difficult and we continue to be cautious about the short term outlook."

Contacts:

Michael Page International plc		
Terry Benson	Chief Executive	020 7269 2205
Stephen Puckett	Finance Director	020 7269 2205
Financial Dynamics		
Richard Mountain		020 7269 7291

[Ends]

END

Company website

RNS | The company news service from the London Stock Exchange



Full Text Announcement



Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:03 7 Apr 2003
Number	7292J

RNS Number:7292J
Michael Page International PLC
7 April 2003

RNS Number:7292J
Michael Page International PLC
7 April 2003

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

SILCHESTER INT'L INVESTORS LTD

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

NAME	NUMBER
NORTHERN TRUST CO	37,624,000
DEUTSCHE BANK	443,000

5) Number of shares/amount of stock acquired.

4,258,684

6) (1.17%) of issued Class

7) Number of shares/amount of stock disposed

N/A

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

4/4/03

11) Date company informed

7/4/03

12) Total holding following this notification

38,067,000

13) Total percentage holding of issued class following this notification

10.47%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01753 849338

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ...7/4/2003......

This information is provided by RNS
The company news service from the London Stock Exchange

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company website





RNS | The company news service from the London Stock Exchange



Full Text Announcement

‹Back / Next› Other Announcements from this Company Send to a Friend



Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	15:19 27 Mar 2003
Number	2950J

RNS Number:2950J
Michael Page International PLC
27 March 2003

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HARRIS ASSOCIATES L.P. AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

375,000

6) (0.10%) of issued Class

7) Number of shares/amount of stock disposed

N/A

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

25/03/03

11) Date company informed

26/03/03

12) Total holding following this notification

51,907,800

13) Total percentage holding of issued class following this notification

14.27%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01753 849338

16) Name and signature of authorised company official responsible for making this notification

Date of Notification .....27TH MARCH 2003.....

LETTER TO: MICHAEL PAGE INTERNATIONAL PLC

We are writing to notify you pursuant to the Disclosure of Interests in Shares (Amendment) Regulations 1993 (SI 1993 No. 1819) of our interest in investment holdings in the ordinary share capital of Michael Page International plc. Following a purchase of 375,000 shares on March 25, 2003, accounts managed by Harris Associates L.P. became the beneficial owners of 51,907,800 shares of Michael Page. This represents 14.27% of the company and an increase of 1.05% from our last substantial shareholder filing dated December 9, 2002. The following is a breakdown as of March 25, 2003:

Account Name	Shares Owned	% of Company
Oakmark International Fund	24,736,600	6.80%
Harris Int'l LP	5,939,200	1.63%
Oakmark Global Fund	4,815,400	1.32%
BMG Foundation	3,257,300	0.90%
Asahi Global Fund	2,181,500	0.60%
IL Teachers Retirement System	1,960,000	0.54%
Kauffman	1,598,800	0.44%
MetLife Concentrated Int'l	1,440,800	0.40%
Schwab Int'l MarketMasters Fund	1,295,600	0.36%
MMIF Overseas	980,800	0.27%
Levi Strauss & Co, US Pension	520,000	0.14%
Wake Forest	518,400	0.14%
Met Investors - Harris Oakmark Intl. Fund	475,000	0.13%
Ohio PERS	440,900	0.12%
CDC Nvest Star Int'l	414,800	0.11%
Boise Cascade	412,800	0.11%
CDC Oakmark Global Fund	366,900	0.10%
AGF Harmony Fund	335,000	0.09%
Hillview International Fund	218,000	0.06%
	51,907,800	14.27%

Percentages are based on 363,662,799 outstanding shares. All holdings of Michael Page International are for investment purposes only.

END



Full Text Announcement

‹Back / Next› Other Announcements from this Company Send to a Friend



Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:19 17 Mar 2003
Number	8300I

RNS Number:8300I
Michael Page International PLC
17 March 2003

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

SILCHESTER INT'L INVESTORS LTD

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

NAME	NO
NORTHERN TRUST CO	33,414,616
DEUTSCHE BANK	394,000
	33,808,316

5) Number of shares/amount of stock acquired.

6,812,316

6) (1.87%) of issued Class

7) Number of shares/amount of stock disposed

N/A

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

14.3.03

11) Date company informed

17.3.03

12) Total holding following this notification

33,808,316

13) Total percentage holding of issued class following this notification

9.30%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

01753 - 849338

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 17/3/2003

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company website


Close

◂ Back / Next ▸





Full Text Announcement



Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	17:00 4 Mar 2003
Number	2860I

RNS Number:2860I
Michael Page International PLC
4 March 2003

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

SILCHESTER INT'L INVESTORS LTD

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

26,996,000

6) (7.42 %) of issued Class

7) Number of shares/amount of stock disposed

N/A

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

3/3/2003

11) Date company informed

4/3/2003

12) Total holding following this notification

26,996,000

13) Total percentage holding of issued class following this notification

7.42%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01753-849338

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ......4/3/2003......

NOMINEE	SHARE HOLDING	VOTING AUTHORITY
NORTHERN TRUST CO	25,677,000	YES
DEUTSCHE BANK	319,000	YES
MELLON BANK	1,000,000	YES
TOTAL	26,996,000	

END

Company website


Close

◂ Back